UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number: 001-35966
CUSIP Number: 09609G100
(Check One):
☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q
☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2021

☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I-REGISTRANT INFORMATION

bluebird bio, Inc.
Full Name of Registrant
N/A
Former Name if Applicable
60 Binney Street
Address of Principal Executive Office (Street and number)
Cambridge, Massachusetts 02142
City, State and Zip Code

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PART II-RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, FORM N-CEN or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

bluebird bio, Inc. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file with the Securities and Exchange Commission its Annual Report on Form 10-K for the year ended December 31, 2021 (the “Form 10-K”) by the prescribed due date for the reasons described below.

As previously reported in the Company’s Current Report on Form 8-K, dated November 4, 2021, the Company completed the separation of its oncology programs and portfolio into a separate, independent, publicly traded company (the “Separation”). The Company determined that the Separation and the sale of the Company’s manufacturing facility in Durham, North Carolina in July 2021 represented multiple components of a single disposal plan that met the criteria for classification as discontinued operations and has resulted in extended efforts related to the preparation of the Company’s consolidated financial statements for the year ended December 31, 2021 and comparative periods. The Company is working diligently to complete and file the Form 10-K as soon as possible. However, due to the timing of the Separation and the extended efforts in presenting the assets and liabilities and results of operations as discontinued operations in the Company’s 2021 financial statements and comparative periods requiring additional time to complete certain analyses and disclosures to be included in the 2021 Form 10-K, the Company is unable to complete and file the Form 10-K by the due date of March 1, 2022 without unreasonable effort and expense. The Company will file the Form 10-K no later than March 16, 2022, which is the fifteenth calendar day following the March 1, 2022 due date.

PART IV - OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification.

Gina Consylman	339	499-9300
(Name)	(Area Code)	(Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

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If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The information set forth in Part III above is incorporated herein by reference. The Company expects to report a net loss from continuing operations of approximately $560 million for each of the three years ended December 31, 2021 and to report net losses from discontinued operations of approximately $260 million, $60 million and $230 million in the years ended December 31, 2021, 2020 and 2019, respectively.

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bluebird bio, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 1, 2022	bluebird bio, Inc.

	By:	/s/ Gina Consylman
Gina Consylman
Chief Financial Officer

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